Exhibit 2.1

MEMBERSHIP TRANSFER AGREEMENT

THIS MEMBERSHIP TRANSFER AGREEMENT (“Agreement”) is made and entered into as of this 31st day of December, 2014, by and between Rhino Eastern JV Holding Company LLC, a Delaware limited liability company (“Patriot”), Rhino Energy WV LLC, a Delaware limited liability company (“Rhino”), and Rhino Eastern LLC, a Delaware limited liability company (“Company”).

RECITALS

A.                                    Rhino is the owner of a 51% member interest in Company, and Patriot is the current owner of a 49% member interest in the Company (following the transfer of membership interests from Patriot Ventures LLC, a forming Member of the Company, to Patriot pursuant to that certain Transfer Agreement and Amendment of Operating Agreement dated June 3, 2013 (together with the Limited Liability Company Agreement of Rhino Eastern, dated May 13, 2008, the “Operating Agreement”)).  All terms used herein and not otherwise defined are assigned the definitions set forth in the Operating Agreement.

B.                                    Patriot has agreed to sell and assign to Rhino Patriot’s 49% member interest in the Company (the “Assigned Member Interests”) and Rhino has agreed to accept the assignment of the Assigned Member Interests in accordance with this Agreement and in accordance with the terms and conditions of the Operating Agreement.

AGREEMENT

For the specific consideration described herein, the premises and mutual covenants hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.                                      Assignment of Member Interests.  At the Closing, Patriot agrees to absolutely and irrevocably transfer, assign and deliver all of Patriot’s right, title and interest in and to the Assigned Member Interests effective as of the Effective Date.  At the Closing, Rhino will accept the assignment of all of Patriot’s right, title and interest in and to the Assigned Member Interests, effective as of the Effective Date.  Except as specifically stated herein or in the Transaction Documents, (a) Patriot shall not have any past, present or future obligations or liabilities with respect to the Company or the Assigned Member Interests, and (b) Rhino assumes and agrees to be solely responsible for and obligated to perform any and all of the duties, liabilities and obligations of Patriot under the Operating Agreement from and after the Effective Date.

2.                                      Consideration.  As consideration for the Assigned Member Interests, Rhino and Company shall enter into those transactions, assignments, transfers and covenants, set forth herein or in the Transaction Documents.  Patriot may designate one or more affiliate of Patriot (each a “Designee”) to accept transfer or assignment of all or any portion of the Transferred Assets (as hereinafter defined), provided, that such assignment will not release Patriot from its obligations under this Agreement.

3.                                      Closing.  The Closing shall occur on or before January 31, 2015, effective as of the Effective Date, at the offices of Patriot Coal Corporation, at 63 Corporate Centre Drive, Scott Depot, West Virginia.

4.                                      Closing Deliveries.

a.                                      Patriot’s Deliveries at Closing.  Patriot or its Designee shall deliver to Rhino or Company, as appropriate, the following items at Closing, effective as of the Effective Date:

i.                                          its duly executed counterpart of a Permit Assignment Agreement in a form substantially similar to the form attached hereto as Exhibit A (the “Permit Assignment Agreement”);

ii.                                       its duly executed counterparts of assignment and assumption agreements, in a form reasonably acceptable to Patriot, whereby Company assigns to Patriot or its Designee the Leases (the “Real Property Lease Assignments”);

iii.                                    its duly executed counterparts of assignment and assumption agreements, in a form reasonably acceptable to Patriot, whereby Company assigns to Patriot or its Designee the equipment leases listed on Schedule 4(a)(iii) (the “Equipment Leases”) (the “Equipment Lease Assignments”);

iv.                                   its duly executed counterpart of a Bill of Sale in a form substantially similar to the form attached hereto as Exhibit B (the “Bill of Sale”);

v.                                      its duly executed counterpart of the agreement terminating the Master Coal Sales Agreement and Transloading Agreement in a form substantially similar to the form attached hereto as Exhibit C (the “Termination Agreements”);

vi.                                   its duly executed counterpart of a Payment Agreement in a form substantially similar to the form attached hereto as Exhibit D (the “Payment Agreement”);

vii.                                its duly executed counterpart of the Electricity Usage Agreement in a form substantially similar to the form attached hereto as Exhibit E (the “Electricity Usage Agreement”);

viii.                             its duly executed counterpart of the Assignment of Membership Interests, in a form reasonably acceptable to Rhino (the “Membership Interest Assignment”);

ix.                                   a closing statement, executed by an officer of Patriot, certifying that all conditions precedent to Closing have been satisfied or waived, and all documents contemplated herein to be executed and delivered at Closing have been executed and delivered; and

x.                                      letters of resignation of each of Patriot’s representatives to the Member Committee, resigning from the Member Committee effective as of the Effective Date.

b.                                      Rhino’s Deliveries at Closing.  Rhino or Company, as applicable, shall deliver to Patriot or its Designee the following items on or before the Effective Date:

i.                                          its duly executed counterpart of the Permit Assignment Agreement;

ii.                                       its duly executed counterparts of the Real Property Lease Assignments;

iii.                                    its duly executed counterparts of the Equipment Lease Assignments;

iv.                                   its duly executed counterpart of the Bill of Sale;

v.                                      its duly executed counterpart of the Termination Agreements;

vi.                                   its duly executed counterpart of the Electricity Usage Agreement;

vii.                                its duly executed counterpart of the Payment Agreement;

viii.                             its duly executed counterpart of the Membership Interest Assignment; and

ix.                                   a closing statement, executed by an officer of Rhino, certifying that all conditions precedent to Closing have been satisfied or waived, and all documents contemplated herein to be executed and delivered at Closing have been executed and delivered.

5.                                      Conditions to Closing.

a.                                          Patriot’s Conditions to Closing.  The obligation of Patriot to consummate the transactions contemplated hereby is subject, at the option of Patriot, to the satisfaction on or prior to the Closing of all of the following conditions:

i.                                          Representations, Warranties, and Covenants.  The representations and warranties of Rhino and Company contained in this Agreement shall have been true and correct when made on and as of the date of this Agreement and as of the Closing, and the covenants and agreements of Rhino and Company to be performed on or before the Closing in accordance with this Agreement shall have been duly performed.

ii.                                       Other Documents.  Rhino and Company, as appropriate, shall have executed and delivered this Agreement and the other Transaction Documents.

iii.                                    Consents.  Rhino and/or Company has obtained any and all required consents to the transactions provided for herein, including without limitation, the assignment and conveyance of the Transferred Assets.

iv.                                   Equipment Leases.  Rhino and/or Company has obtained Consent of the lessors under the Equipment Leases either to (i) assign or sublease the Equipment Leases to Patriot or its Designee consistent with Section 8(b) hereof, or (ii) to buyout the Equipment Lease on terms reasonably acceptable to Patriot.

b.                                          Rhino’s and Company’s Conditions to Closing.  The obligation of Rhino and Company to consummate the transactions contemplated hereby is subject, at the option of Rhino, to the satisfaction on or prior to the Closing of all of the following conditions:

i.                                          Representations, Warranties, and Covenants.  The representations and warranties of Patriot contained in this Agreement shall have been true and correct when made on and as of the date of this Agreement and as of the Closing, and the covenants and agreements of Patriot to be performed on or before the Closing in accordance with this Agreement shall have been duly performed.

ii.                                       Other Documents.  Patriot shall have executed and delivered this Agreement and the other Transaction Documents.

iii.                                    Consents.  Rhino and/or Company has obtained any and all required consents to the transactions provided for herein, including without limitation, the transfer of the Assigned Member Interests.

iv.                                   UCC Releases.  Patriot shall have delivered partial releases of those UCC liens in favor of Deutsche Bank and US Bank and Wilmington Trust filed against the Assigned Member Interests, releasing such liens with respect to the Assigned Member Interests.

v.                                      Equipment Leases. Rhino and/or Company has obtained Consent of the lessors under the Equipment Leases either to (i) assign or sublease the Equipment Leases to Patriot or its Designee consistent with Section 8(b) hereof (and unless waived by Rhino, without the requirement for Rhino to provide a parental guaranty guaranteeing Patriot’s performance under such sublease), or (ii) to buyout the Equipment Lease on terms reasonably acceptable to Rhino.

6.                                      Patriot’s Representations and Warranties.  Effective as of the date hereof and again as of the Closing, Patriot represents and warrants to Rhino that:

a.                                      Patriot and each Designee is duly formed, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation or formation, and has the requisite legal power to carry on its business as it is now being conducted.

b.                                      Patriot and each Designee has all requisite legal power and authority to execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents to which it is a party.  The execution, delivery and performance of this Agreement and each of the other Transaction Documents to which each such entity is a party and the transactions contemplated hereby or thereby have been duly and validly authorized by all requisite action on the part of Patriot and such Designee.

c.                                       This Agreement constitutes, and upon execution and delivery by Patriot and each Designee of each of the other Transaction Documents to which it is a party, each of such other Transaction Documents will constitute, a valid and binding agreement of such party thereto, enforceable in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium, and other similar Laws of general application with respect to creditors and (ii) general principles of equity.

d.                                      Neither the execution and delivery of this Agreement or the other Transaction Documents by Patriot or any Designee nor the consummation of the transactions and performance of the terms and conditions contemplated hereby or thereby by any of them will (i) conflict with or result in any breach of any provision of the articles of incorporation, bylaws, certificate of formation, limited liability company agreement, partnership agreement (or other similar governing documents) of such party; (ii) conflict with, or be rendered void or ineffective by or under, the terms, conditions or provisions of any agreement, instrument, or obligation to which such entity is a party; or (iii) violate or be rendered void or ineffective under any Law or Order applicable to any such entity.

e.                                       Patriot is the record owner of and has good and valid title to the Assigned Member Interests, free and clear of all Liens (except for those UCC filings in favor of its lenders under its credit facility, the release of which is a condition to Closing).  Patriot has not heretofore assigned or otherwise conveyed or encumbered (other than such UCC filings) any interest of Patriot in and to the Assigned Member Interests.

f.                                        No other person has any right or option to purchase or otherwise obtain Patriot’s interest in the Assigned Member Interests except as set forth in the Operating Agreement.

g.                                       Patriot has obtained the consent or approval of any Person or governmental entity that is required in connection with Patriot’s assignment and transfer of the Assigned Member Interests to Rhino and Patriot’s execution and delivery of this Agreement.

h.                                      The Assigned Member Interests represent all interest, units, membership interests or securities of the Company owned or controlled by Patriot.

7.                                      Rhino’s Representations and Warranties.  Effective as of the date hereof and again as of the Closing, Rhino represents, warrants and covenants to Patriot that:

a.                                      Rhino is duly formed, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation or formation, and has the requisite legal power to carry on its business as it is now being conducted.

b.                                      Rhino and Company have all requisite legal power and authority to execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents to which it is a party.  The execution, delivery and performance of this Agreement and each of the other Transaction Documents to which Rhino or Company is a party and the transactions contemplated hereby or thereby have been duly and validly authorized by all requisite action on the part of such party.

c.                                       This Agreement constitutes, and upon execution and delivery by Rhino and Company, as appropriate, of each of the other Transaction Documents to which it is a party, each of such other Transaction Documents will constitute, a valid and binding agreement of such party thereto, enforceable in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium, and other similar Laws of general application with respect to creditors and (ii) general principles of equity.

d.                                      Neither the execution and delivery of this Agreement or the other Transaction Documents by Rhino or Company nor the consummation of the transactions and performance of the terms and conditions contemplated hereby or thereby by any of them will (i) conflict with or result in any breach of any provision of the articles of incorporation, bylaws, certificate of formation, limited liability company agreement, partnership agreement (or other similar governing documents) of such party; (ii) conflict with, create a Lien against the Transferred Assets, or be rendered void or ineffective by or under, the terms, conditions or provisions of any agreement, instrument, or obligation to which such party is a party; or (iii) violate or be rendered void or ineffective under any Law or Order applicable to such party.

e.                                       Rhino has obtained the consent or approval of any Person or governmental entity that is required in connection with Rhino’s acquisition of the Assigned Member Interests and Rhino’s execution and delivery of this Agreement.  Except as set forth on Schedule 7(e), no consent, approval, authorization, or permit of, or filing with or notification to, any Person is required for or in connection with the execution and delivery of this Agreement or any other Transaction Document by Rhino or Company or for or in connection with the consummation of the transactions and performance of the terms and conditions contemplated hereby or thereby by Rhino or Company.

f.                                        Except as set forth on Schedule 7(f) or specifically reserved for in Company’s Interim Balance Sheet, there are no Actions or outstanding Orders, pending or, to the Knowledge of Rhino or Company, threatened against Company with respect to the Transferred Assets, and to the Knowledge of Rhino or Company, no event has occurred and no circumstances exist that may give rise to or serve as a basis for commencement of any such Action, proceeding or Order.

g.                                       Except as set forth on Schedule 7(g), (i) Company is in compliance in all material respects with all Laws applicable to the Transferred Assets, (ii) Rhino or Company has not received any notice of any violation or alleged violation (or of any fact or circumstance which with notice or the passage of time or both would constitute a violation) of any Law applicable to the Transferred Assets that would be likely to adversely affect in any material respect the transactions contemplated by this Agreement or the other Transaction Documents, or the Transferred Assets, and (iii) neither Rhino nor Company has entered into any currently existing compliance or remediation agreements with any Governmental Authority (including any compliance agreements addressing environmental matters) or filed any currently effective compliance or remediation plans with any Governmental Authority (including any compliance or remediation plans addressing environmental matters) that would be likely to adversely affect in any material respect the transactions contemplated by this Agreement or the other Transaction Documents or the Transferred Assets.

h.                                      Schedule 7(h) contains a true and complete list of each notice of violation, notice of non-compliance or Order (“NOV”) received and pending against the Company (whether for assessment or for contest and adjudication) with respect to the Permits or the Transferred Assets under any Laws (including environmental and mine health and safety Laws).  Except as set forth on Schedule 7(h), no NOVs have been received by Rhino or Company and no proceedings are pending or to the Knowledge of Rhino or Company, threatened that would reasonably be expected to result in any modification, revocation, termination, or suspension of any Permit or require any material corrective or remediation action with respect thereto.  Those NOVs which are not abated or remedied are noted on Schedule 7(h) by an asterisk (*).

i.                                          Schedule 7(i) contains a true and complete list of each Lease related to the Eagle Mining Area, true, correct and complete copies of which have been provided to Patriot.  With respect to each Lease, (A) such Lease is in full force and effect, is legally binding and enforceable against Company and, to the Knowledge of Rhino and Company, each other party thereto; and Company, and to the Knowledge of Rhino and Company, each other party thereto has performed all of its obligations thereunder; (B) except as set forth on Schedule 7(i), there are no violations, defaults or breaches thereof and no existing facts or circumstances which upon notice or the passage of time or both will constitute a violation, default or breach thereof; (C) no event has occurred that would reasonably be expected to give rise to a right to modify or terminate such Lease by any party thereto and Rhino and Company are not aware of any such desire on the part of any such party; and (D) the amount of outstanding recoupable balances with respect to each Lease as of November 30, 2014 is set forth on Schedule 7(i).

j.                                         Schedule 7(j) contains a true and complete list of each Equipment Lease to be assigned to Patriot, true, correct and complete copies of which have been provided to Patriot.  With respect to each Equipment Lease, (A) such Equipment Lease is in full force and effect, is legally binding and enforceable against Company and, to the Knowledge of Rhino and Company, each other party thereto; and Company, and to the Knowledge of Rhino and Company, each other party thereto has performed all of its obligations thereunder; (B) except as set forth on Schedule 7(j), there are no violations, defaults or breaches thereof and no existing facts or circumstances which upon notice or the passage of time or both will constitute a violation, default or breach thereof; (C) no event has occurred that would reasonably be expected to give rise to a right to modify or terminate such Equipment Lease by any party thereto and Rhino and Company are not aware of any such desire on the part of any such party.

k.                                      There are no contracts and agreements, other than Leases and Equipment Leases, to which Company is a party necessary or convenient for the operations of Company within the Eagle Mining Area as such operations have customarily been conducted.

l.                                          The Transferred Assets, as of the Effective Date, are free and clear of all Liens of any Person claiming by, through or under Rhino or Company, except for those liens in favor of lessors and counterparties under the Leases, Equipment Leases, and those liens for taxes not yet due and payable.  Other than the Excluded Assets, the Transferred Assets listed on Schedule 14(zz) are all of the equipment, real property, contractual rights, permits, fixtures and infrastructure (i) owned or leased by the Company, or (ii) used in the operation of or located on the Eagle Mining Area.

m.                                  Company has paid to Rhino or its affiliates, as of the date hereof, the total amount of Nine Million Four Hundred Ninety Nine Thousand Dollars ($9,499,000.00) (the “Paid-In Reserve Amount”) to fund a self insurance based “reserve” for Black Lung and Traumatic Workers Compensation Liabilities. Rhino or its affiliates have paid out premiums and claims to third parties, as of the date hereof, the total amount of Five Million Three Hundred Ninety Seven Thousand Dollars ($5,397,000.00) (the “Paid-Out Amount”) with respect to such reserve. The net amount of the difference of such Paid-In Reserve Amount less the Paid-Out Amount shall hereinafter be referred to as the “Black Lung Excess Amount”.  Company has provided to Patriot true and accurate copies of all actuarial studies prepared over the last two (2) years related to the Company’s Black Lung and Traumatic Workers Compensation Liabilities.

n.                                      EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR THE TRANSACTION DOCUMENTS, RHINO MAKES NO REPRESENTATION OR WARRANTY, INCLUDING ANY REPRESENTATION OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AS TO THE TRANSFERRED ASSETS AND PATRIOT OR ITS DESIGNEES SHALL ACCEPT SUCH TRANSFERRED ASSETS AS IS, WHERE IS, AND WITH ALL FAULTS.

8.                                      Covenants.  The following covenants shall become effective upon Closing, except for those covenants contained in Sections 8(g) and (h), which shall be performed prior to the Closing.

a.                                      Treatment of Black Lung Liabilities.  Rhino maintains insurance and self-insurance for Black Lung Liability coverage.  The Black Lung Excess Amount shall be paid to the Company promptly for inclusion into the Final Balance Sheet.  From and after the Effective Date, Patriot shall assume, and indemnify and hold harmless Rhino and Company from, any and all Black Lung Liabilities for those employees of the Company for which Company is the last employer of record, other than those Company employees retained or hired by Company, Rhino or their respective affiliates after the Effective Date. With respect to the Black Lung Liabilities being assumed by Patriot, the parties agree that the the sum of One Million Dollars ($1,000,000.00) (the “Black Lung Coverage Amount”) shall be paid to Patriot as part of the Dissolution Payment as set forth in Section 8(c) below.

b.                                      Leased Equipment Buyouts.  Should the Company be unable to obtain the necessary Lessor consents to assign or sublease to Patriot or its Designee, on pass-through terms, the Equipment Leases, the Company shall buyout the leased equipment pursuant to the Equipment Leases, with such equipment being conveyed on or prior to Closing (such cost hereinafter the “Buyout Amount”), and Company shall convey to Patriot or its Designee such equipment by Bill of Sale as part of the Transferred Assets at no additional consideration, except as provided as an adjustment in Section 8(c) below.  If the Company subleases any or all of the equipment leased to it by the Equipment Leases to Patriot or its Designee, such sublease will provide that (i) Patriot or its Designee will reimburse the Company for all lease rental, tax and prescribed end-of-lease or purchase-option purchase payments required under such Equipment Lease, and agree to comply with the terms and conditions of such Equipment Lease (including insurance requirements) after the Effective Date; and (ii) Patriot or its Designee shall have all of the rights of the lessee under such Equipment Lease, including, but not limited to, all options to extend such Equipment Lease and/or purchase the equipment leased thereby pursuant to such Equipment Lease.  The Company shall indemnify and hold harmless Patriot and its Designees from any and all Losses under such Equipment Leases arising out of or related to (A) acts, omissions, conditions, breaches or circumstances arising or existing on or before the Effective Date, or caused by Company after the Effective Date, or (B) unless consented to by the equipment lessor, entering into, or possessing or using such leased equipment pursuant to, such sublease or this Agreement.  Should the Company sublease any of the leased equipment pursuant to this paragraph, the parties hereto shall establish an escrow account, with a mutually acceptable bank serving as escrow agent, to secure lease rental payments using a portion of the proceeds, if any, to be paid to Patriot pursuant to Section 8(c) below. The amount to be deposited into such escrow account shall be equal to seventy five percent (75%) of the remaining lease rental payments due for the leased equipment being subleased to Patriot or its Designee, up to a maximum amount of One Million Five Hundred Thousand Dollars ($1,500,000.00).  Should Patriot or its Designee fail to reimburse Rhino within five (5) business days after receiving an invoice(s) for monthly lease rental payments, Rhino shall be entitled to draw from such escrow account those sums necessary to cover such unreimbursed invoice. Otherwise, Patriot and its Designee shall have the right to have any amount in the escrow account in excess of seventy five (75%) of the remaining lease rental payments due under the Equipment Leases for the applicable sublease paid to Patriot or its Designee at the end of each calendar quarter. Patriot or its Designee shall also provide, upon request of Rhino, a parental guaranty of Patriot Coal Corporation unconditionally guaranteeing to Rhino and the lessor under the applicable Equipment Lease the performance of all obligations under such equipment sublease.

c.                                   Dissolution Payment.  On or before the later of January 30, 2015, or the first business day following Closing, Rhino or Patriot, as appropriate, shall make the following payments (the “Dissolution Payment”), calculated as follows:

i.                                          Rhino shall pay to Patriot the Black Lung Coverage Amount; plus forty nine percent (49%) of the Final Working Capital Amount, calculated as of the Effective Date; less fifty one percent (51%) of (A) coal remaining in inventory as of the Effective Date, and (B) deposits and pre-paid expenses assigned and transferred to Patriot or its Designees pursuant to this Agreement or the Transaction Documents; and (C) fifty one percent (51%) of the Buyout Amount

(if any); plus fifty one percent (51%) of the accrued real and personal property tax and any other liabilities reflected on the Company’s Final Balance Sheet attributable to those assets assigned and transferred to Patriot or its Designees pursuant to this Agreement or the Transaction Documents (other than liabilities associated with the Permits).

ii.                                       If the amount calculated pursuant to the foregoing is a negative number, then Patriot shall pay such negative amount to Rhino.

iii.                                    An example calculation of the Dissolution Payment is attached as Schedule 8(b)(iii) using the Company’s Interim Balance Sheet.

d.                                      Special Reserved Claims.  The Final Balance Sheet shall include reasonably determined accruals for the Company’s liabilities, including, but not limited to accruals for fines and penalties that have not been assessed by MSHA, which shall be reasonably determined by Rhino. In addition, Patriot and Rhino hereby agree to record an additional accrual of Three Hundred Fifty Thousand Dollars ($350,000.00) for the calculation of the Final Working Capital Amount for (i) contingency related to the unassessed fines and penalties associated with outstanding citations, notices of violation, notices of non-compliance and Orders under environmental and health and safety Laws existing as of the Effective Date, and (ii) potential liability for an existing employment discrimination claim currently pending before the applicable Governmental Authority (the sum of all such recorded amounts for assessed and unassessed fines and penalties plus the litigation accruals, hereinafter the “Special Reserved Claims Amount”).  No later than December 31, 2015, or within ten (10) days following the payment or conclusion of all Special Reserved Claims Amounts, whichever is earlier, Company shall pay to Patriot an amount equal to forty nine percent (49%) of the unpaid balance of the accruals for such Special Reserved Claims Amounts.

e.                                       Indemnification by Company against Liens.  Company shall indemnify and hold harmless Patriot and its Designees from, and shall immediately discharge, any Liens against the Transferred Assets arising from or related to Company’s activities.

f.                                        Hiring of Company Employees.  Within ten (10) days after the date hereof, Patriot shall either (i) provide, or cause its Designee to provide, offers of employment to a sufficient number of Company’s employees to avoid any liability against Rhino or Company under the WARN Act, or (ii) indemnify, defend and hold harmless Rhino and Company against any Losses under the WARN Act for failure to comply with clause (i) above.

g.                                       Pre-Closing Operations.  Prior to the Closing, the parties shall:

i.                                                                  Company shall:

1.              Conduct its operations in the ordinary course of business in accordance in all respects with terms and conditions of the Operating Agreement and consistent with customary industry standards and past practices;

2.              Maintain its books and records in accordance with generally accepted accounting principles consistently applied;

3.              Immediately notify Patriot of any circumstance, condition, occurrence, or action that would either render any of Rhino’s or Company’s representations or warranties untrue or which could reasonably be expected to have a material adverse effect on the Transferred Assets; and

4.              Enter into no new material commitments which would be binding upon the Patriot or its Designee or the Transferred Assets from and after the Closing.

ii.                                                               Patriot shall cause its Designee to enter into that certain Labor Services Agreement entered into simultaneously herewith, pursuant to which such Designee shall (A) offer to hire those Company employees necessary to comply with the requirements of Section 8(f) above, (B) conduct operations, using Company’s equipment, for the Company on the Eagle Mining Area as currently being conducted, and (C) bear the cost of such operations pending Closing; provided that, if Closing does not occur on or before January 31, 2015, such Designee shall be reimbursed all such costs by the Company incurred in providing services pursuant to the Labor Services Agreement on or before February 15, 2015.

h.                                      Consents.  The parties agree to use their commercially reasonable efforts to obtain all consents required to be obtained to effectuate the transactions contemplated herein on or before Closing.  If a particular Consent cannot be obtained on or before Closing, the parties agree to negotiate in good faith to modify the Transaction Documents, prior to the date for payment of the Dissolution Payment, as mutually acceptable to effectuate the intent of the parties and the consummation of the transactions contemplated herein and in such a manner as to give Patriot the ability to use and operate the Transferred Assets from and after Closing, and the parties agree to continue to use their commercially reasonable efforts to obtain Consents to assignment of the applicable agreements (including Equipment Leases) after the Closing.  In the event that Rowland Land Company LLC (“Rowland”) does not consent to the assignment of its Lease with Company (the “Rowland Lease”) to Patriot’s Designee prior to the Closing, Patriot or its Designee and Company shall enter into a reclamation services contract pursuant to which Patriot or its Designee shall (i) perform at the expense of Patriot or its Designee all reclamation obligations on those Permits covered by the Rowland Lease, (ii) maintain such Permits, and (iii) indemnify Company for its operations on such Permits from and after the Effective Date.  Such reclamation services contract will continue until the earlier of (x) the assignment of the Rowland Lease to Patriot or its Designee with Rowland’s consent, or (y) completion of reclamation and bond release with respect to those Permits covering the Rowland Lease.  The parties shall continue to use their commercially reasonable efforts post-Closing to obtain Rowland’s consent to assignment of the Rowland Lease to Patriot or its Designee, at which time, the parties shall assign the Rowland Lease as originally contemplated herein.

9.                                      Consent to Disposition.  Patriot and Rhino are the sole Members of the Company.  The parties hereby agree to the transfer and assignment of the Assigned Member Interests by Patriot to Rhino pursuant to the terms of this Agreement, and waive any and all provisions of the Operating Agreement that restrict, or might restrict, the transactions contemplated hereby.  Effective as of the Closing, Patriot and Rhino also agree that no further overriding royalty shall be payable to Patriot’s affiliate, Eastern Associated Coal, LLC, pursuant to the Operating Agreement for coal mined and sold after the Effective Date.

10.                               Release; Indemnity.  At Closing, the following covenants shall become effective, effective as of the Effective Date:

(a)                                 Except for all obligations and liabilities of Patriot (or its Designees) set forth in this Agreement, including without limitation the obligations and liabilities of Patriot under Section 10 hereof, or in any Transaction Document, Rhino and Company, on behalf of themselves and their respective members, shareholders, directors, officers, employees, predecessors and assigns (the “Rhino Parties”), hereby release, upon Closing, and effective as of the Effective Date without further action, Patriot and all of its members, parents, subsidiaries and affiliates (including Patriot Ventures LLC), and their respective members, shareholders, directors, officers, employees, predecessors, successors and assigns (the “Patriot Parties”), from any and all claims, actions, causes of action, suits, sums of money, accounts, reckonings, covenants, controversies, agreements, promises, remedies, losses, rights of contribution, rights of set-off, other rights, damages, judgments, obligations, liabilities, and demands of any nature whatsoever (“Losses”), which the Rhino Parties and/or any and all other persons or entities claiming by, through or under them ever had, now has, may now have or may hereafter have against any one or more of the Patriot Parties, resulting from, arising out of or in any manner relating to (i) the Assigned Member Interests, including without limitation any obligation of Patriot under the Operating Agreement, whether arising on or prior to the Effective Date, (ii) Patriot’s ownership of or any other affiliation of the Patriot Parties with the Company, and (iii) operation of the Transferred Assets or the Company on or prior to the Effective Date.

(b)                                 Rhino and Company agree to indemnify and hold the Patriot Parties harmless from and against any and all Losses resulting from, arising out of or in any manner relating to (i) the operations and activities of the Company occurring after the Effective Date, or, except as expressly set forth in this Agreement or any Transaction Document, on or before the Effective Date; (ii) any inaccuracy in or breach of any representation or warranty of Rhino or Company contained in this Agreement or in any certificate or instrument delivered by or on behalf of Rhino or Company pursuant to this Agreement, and (iii) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Rhino or Company pursuant to this Agreement or any Transaction Document.

(c)                                  Except for all obligations and liabilities of Rhino and Company set forth in this Agreement, including without limitation the obligations and liabilities of Rhino or Company under Section 10 hereof, or in any Transaction Document, Patriot, on behalf of itself and the Patriot Parties, hereby releases the Rhino Parties from any and all Losses which Patriot and/or any and all other persons or entities claiming by, through or under Patriot ever had, now has, may now have or may hereafter have against any one or more of the Rhino Parties, resulting from, arising out of or in any manner relating to (i) the Rhino’s 51% member interest in the Company, including without limitation any obligation of Rhino under the Operating Agreement, whether arising on or prior to the Effective Date, (ii) Rhino’s ownership of or any other affiliation of the Rhino Parties with the Company, and/or (iii) operation of the Transferred Assets or the Company on or prior to the Effective Date.

(d)                                 Patriot agrees to indemnify and hold the Rhino Parties harmless from and against any and all Losses resulting from, arising out of or in any manner relating to (i) the operations and activities of Patriot or its Designees with respect to the Transferred Assets occurring after the Effective Date, (ii) any inaccuracy in or breach of any representation or warranty of Patriot contained in this Agreement or in any certificate or instrument delivered by or on behalf of Patriot or its Designees pursuant to this Agreement, and (iii) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Patriot or its Designees pursuant to this Agreement or any Transaction Document.

(e)                                  Limitations.

(i)                                     No party seeking indemnification shall be entitled to indemnification or other remedies based upon the representations and warranties of the indemnifying party if the party seeking indemnification had actual knowledge or written notice that the representation or warranty was inaccurate.

(ii)                                  Notwithstanding any other provision of this Agreement, in no event shall Patriot or Rhino be liable for punitive, exemplary, diminution of value, lost profits, special or consequential damages of any kind or nature, regardless of the form of action through which such damages are sought, unless such damages are asserted or recovered by a third party in a third-party claim.

(iii)                               Neither Patriot or its Designees (the “Patriot Indemnitors”), on the one hand, nor Rhino or Company (the “Rhino Indemnitors”), on the other hand, shall have any obligation to indemnify any other Person for a breach of representation or warranty contained in this Agreement or any Transaction Document, unless and until Losses with respect thereto exceed One Hundred Thousand Dollars ($100,000.00)  (the “Basket”); provided, however, in no event shall either the Patriot Indemnitors’ nor the Rhino Indemnitors’ aggregate liability for any Losses due to a breach of representation or warranty exceed Two Million Dollars ($2,000,000.00) (the “Cap”). Notwithstanding any of the foregoing limitations set forth in this paragraph, the Floor and Cap shall not apply to breaches of covenants or agreements.  In calculating Losses for purposes of the Basket and Cap, the Patriot Indemnitors shall be counted as a single party for such purposes, and the Rhino Indemnitors shall be counted as a single party for such purposes, and their respective Basket and Cap amounts shall be aggregated regardless of such Losses affect one or more entity.

11.                               Tax Treatment.  Upon Closing, Rhino and Patriot hereby agree that for purposes of determining their respective shares of the Company’s 2014 income, gain, loss, deductions and credits for federal income tax purposes, that items of income, gain, loss, deduction, and credit shall be determined on the basis of the closing of the books of the Company as of the Effective Date. Patriot shall not be allocated any distributive share of the Company items for any period after the Effective Date.

12.                               Notices.  All notices and other communications provided for or required under this Agreement shall be in writing and mailed or delivered to the respective parties as follows:

IF TO PATRIOT:

Rhino Eastern JV Holding Company LLC
Post Office Box 1001

Scott Depot, West Virginia 25560-1001

Facsimile:  (304) 380-0352

Attention: President

IF TO RHINO OR COMPANY:

Rhino Energy WV, LLC

424 Lewis Hargett Circle, Suite 250

Lexington, Kentucky 40503

Facsimile: (859) 389-6588

Attention: Executive Vice-President and Chief Financial Officer

With a copy to:

Rhino Energy WV, LLC

424 Lewis Hargett Circle, Suite 250

Lexington, Kentucky 40503

Facsimile: (859) 389-6588

Attention: Vice-President and General Counsel

or at such other addresses as shall be designated by any party in a written notice to the other parties complying as to delivery with the terms of this Agreement.  Any notice, request, demand or other communication which may be required or permitted to be given or served upon Patriot or Rhino shall be deemed to have been sufficiently given when personally delivered to the party to receive notice or, if mailed, upon deposit in the United States mail when sent by registered or certified mail, postage prepaid, and addressed to the address shown above or such different address as any of Patriot or Rhino shall have designated by written notice to the other parties.

13.                               Miscellaneous Provisions.

a.                                      Negotiated Agreement.  The parties stipulate and agree that the terms and conditions of this Agreement and the Transaction Documents have been negotiated in good faith and represent the legally binding obligation of each party hereto.  No inference shall be drawn in favor of or against any party based upon its participation in the drafting of this Agreement or any of the other Transaction Documents.

b.                                      Survival.  All of the representations and warranties contained in this Agreement or any Transaction Document shall survive the Closing until December 31, 2015, except for the representation and warranty set forth in Section 6(e) above, which shall survive the Closing indefinitely.  Covenants and agreements contained in this Agreement or any Transaction Document shall survive the Closing indefinitely unless expressly provided in writing to the contrary.

c.                                       Binding Effect.  This Agreement shall inure to the benefit of, and be binding upon, the respective parties hereto, their heirs, successors and assigns.

d.                                      Construction.  All references in this Agreement to articles, sections, subsections and other subdivisions refer to corresponding articles, sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise.  Titles appearing at the beginning of any of such subdivisions are for convenience only and shall not constitute part of such subdivisions and shall be disregarded in construing the language contained in such subdivisions.  The words “this Agreement”, “this instrument”, “herein”, “hereof”, “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.  Unless the context otherwise requires: “including” and its grammatical variations mean “including without limitation”; “or” is not exclusive; words in the singular form shall be construed to include the plural and vice versa; words in any gender include all other genders; references herein to any instrument or agreement refer to such instrument or agreement as it may be from time to time amended or supplemented; and references herein to any Person include such Person’s successors and assigns.  All amounts denominated in dollars or “$” in this Agreement are references to United States Dollars.  All references in this Agreement to exhibits and schedules refer to exhibits and schedules to this Agreement unless expressly provided otherwise, and all such exhibits and schedules are hereby incorporated herein by reference and made a part hereof for all purposes.

e.                                       Governing Law.  This Agreement and the Transaction Documents shall be governed by and construed in accordance with the laws of the State of West Virginia, without reference to principles of conflicts of law.

f.                                        Entire Agreement.  This Agreement, together with the attached Exhibits, and, the Transaction Documents, constitutes the entire agreement between the parties with respect to the subject matter hereof and may not be changed, terminated or discharged except by writing duly executed by the parties hereto.

14.                           Definitions.  Defined terms shall have the following meanings:

a.                              “Action” means any action, claim, suit, arbitration, inquiry, proceeding, investigation, condemnation or audit by or before any court or other Governmental Authority or any arbitrator or panel of arbitrators.

b.                              “Assigned Member Interests” shall have the meaning set forth in Recital B herein.

c.                               “Rhino” shall mean Rhino Energy WV LLC.

d.                              “Agreement” shall have the meaning set forth in the preamble hereto.

e.                               “Patriot” shall mean Rhino Eastern JV Holding Company LLC.

f.                                “Basket” shall have the meaning set forth in Section 10(e)(iii).

g.                               “Bill of Sale” shall have the meaning set forth in Section 4(a)(iv) hereof.

h.                              “Black Lung Liabilities” shall mean those liabilities of Company for provision to its employees of black lung benefits under applicable Law.

i.                                  “Black Lung Coverage Amount” shall have the meaning set forth in Section 8(a).

j.                                 “Black Lung Excess Amount” shall have the meaning set forth in Section 7(m).

k.                              “Buyout Amount” shall have the meaning set forth in Section 8(b).

l.                                  “Cap” shall have the meaning set forth in Section 10(e)(iii).

m.                          “Closing” shall mean the closing at which the transactions described herein are consummated and this Agreement and the Transaction Documents are executed, but in no event later than January 31, 2015.

n.                              “Company” shall mean Rhino Eastern LLC.

o.                              [Intentionally omitted]

p.                              “Designee” shall have the meaning set forth in Section 2 hereof.

q.                              “Dissolution Payment” shall have the meaning set forth in Section 8(c) hereof.

r.                                 “Eagle Mining Area” means the area depicted on the map attached hereto as Exhibit F.

s.                                “Eastern” means Eastern Associated Coal, LLC.

t.                                 “Effective Date” shall mean 11:59 p.m. eastern time on December 31, 2014.

u.                              “Electricity Usage Agreement” shall have the meaning set forth in Section 4(a)(viii).

v.                              “Equipment Leases” are those leases listed on Schedule 4(a)(iii) hereto.

w.                            “Equipment Lease Assignments” shall have the meaning set forth in Section 4(a)(iii) hereof.

x.                              “Excluded Assets” shall mean those assets listed on Schedule 14(x), which shall be retained by Company.

y.                              “Final Balance Sheet” shall mean the closing balance sheet of Company prepared, in accordance with generally accepted accounting principles, within ten (10) business days after the Effective Date, reflecting the assets and liabilities of the Company as of the Effective Date but without giving effect to the transactions contemplated herein.

z.                               “Final Working Capital Amount” shall mean the Company’s net current assets less current liabilities, increased for 100% of the current portion of property taxes and unmined mineral taxes retained by Patriot, as of the Effective Date as set forth on the Final Balance Sheet, excluding (i) net property, plant & equipment, (ii) advanced royalties, (iii) mine closing costs and (iv) total equity of Company.

aa.                       “Governmental Authority” shall mean any (a) federal, state, local, municipal, or special purpose unit of government; (b) governmental or quasi-governmental authority of any nature (including any governmental or regulatory agency, branch, department, public official, commission, board, or court or other tribunal); or (c) person or unit of government exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

bb.                       “Interim Balance Sheet” shall mean the unaudited balance sheet as of November 30, 2014 attached hereto as Exhibit G.

cc.                         “Knowledge of Rhino or Company” or any other similar knowledge qualification shall mean the actual knowledge of Rick Boone, Dennis Hatfield, Chad Hunt or Jason Miller.

dd.                       “Law” shall mean any federal, state, provincial, local, municipal, foreign, international, multinational, Governmental Authority, or other Order, constitution, law, code, ordinance (including any zoning ordinance or building and use restriction), permit, principle of common or civil law, rule, regulation, statute, or treaty, now existing or hereinafter enacted.

ee.                         “Leases” means those leases and other agreements by which Company has the right to mine and use surface and coal underlying the Eagle Mining Area, each of which are listed on Schedule 7(i) hereto.

ff.                           “Lien” means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, transfer restriction, or other encumbrance.

gg.                         “Losses” shall have the meaning set forth in Section 10(a) hereof.

hh.                       “NOV” shall have the meaning set forth in Section7(h) hereof.

ii.                               “Operating Agreement” shall have the meaning set forth in Recital A herein.

jj.                             “Order” means any award, decision, injunction, judgment, writ, decree, order, ruling, subpoena, determination, interpretation, guidance or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Authority or by any arbitrator or panel of arbitrators.

kk.                       [Intentionally omitted].

ll.                               “Paid-In Reserve Amounts” shall have the meaning set forth in Section 7(m).

mm.               “Paid-Out Amount” shall have the meaning set forth in Section 7(m).

nn.                       “Patriot Indemnitors” shall have the meaning set forth in Section 10(e)(iii)

oo.                       “Patriot Parties” shall have the meaning set forth in Section 19(a) hereof.

pp.                       “Payment Agreement” shall have the meaning set forth in Section 4(a)(vi) hereof.

qq.                       “Permits” means all licenses, permits, certificates, orders, approvals, franchises, exemptions, variances, waivers and authorizations of any Governmental Authority, including all timely filed applications therefor, necessary or required to own and operate the Eagle Mining Area and other permits and licenses being transferred pursuant to the Permit Assignment Assumption, each of which is listed on Schedule 14(qq) hereto.

rr.                             “Permit Assignment Agreement” shall have the meaning set forth in Section 4(a)(i) hereof.

ss.                           “Person” shall mean any natural person, individual, corporation (including any non-profit corporation), legal person, general or limited partnership, limited liability partnership, or company, joint venture, estate, trust, association, unincorporated organization, organization, joint stock company, labor union, or other entity or Governmental Authority, or any other legal entity.

tt.                             “Real Property Lease Assignments” shall have the meaning set forth in Section 4(a)(ii).

uu.                       “Rhino Indemnitors” shall have the meaning set forth in Section 10(e)(iii).

vv.                       “Rhino Parties” shall have the meaning set forth in Section 10(c) hereof.

ww.                   “Special Reserved Claims Amount” shall have the meaning set forth in Section 8(d) hereof.

xx.                       “Termination Agreement” shall have the meaning set forth in Section 4(a)(v) hereof.

yy.                       “Transaction Documents” means this Agreement and those agreements required to be executed by any of the Parties pursuant hereto.

zz.                         “Transferred Assets” shall mean the all of the equipment, real property, contractual rights, permits, fixtures, and infrastructure, (i) owned by the Company, or (ii) used in the operation of or located on the Eagle Mining Area (including, but not limited to, the Equipment Leases, the Leases, the Other Contracts, the Permits and all other assets listed on Schedule 14(zz)), but shall exclude the Excluded Assets.

aaa.                “WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocation, mass layoffs and employment losses.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Assumption of Member Interests to be executed as of the Effective Date.

Rhino Eastern JV Holding Company LLC

By:	/s/ Charles A. Ebetino, Jr.
Name:	Charles A. Ebetino, Jr.
Title:	President

Rhino Energy WV, LLC

By:	/s/ Richard A. Boone
Name:	Richard A. Boone
Title:	Executive Vice President & CFO

Rhino Eastern, LLC

By:	/s/ Richard A. Boone
Name:	Richard A. Boone
Title:	Executive Vice President & CFO

List of Omitted Exhibits and Schedules

1.              EXHIBIT A - Permit Assignment Agreement

2.              EXHIBIT B - Bill of Sale

3.              EXHIBIT C - Termination Agreements

4.              EXHIBIT D - Payment Agreement

5.              EXHIBIT E - Electricity Usage Agreement

6.              EXHIBIT F - Map of Eagle Mining Area

7.              EXHIBIT G - Interim Balance Sheet

8.              SCHEDULE 4(a)(iii) - Equipment Leases

9.              SCHEDULE 7(e) - Consents

10.       SCHEDULE 7(f) - Actions and Orders

11.       SCHEDULE 7(g) - Compliance

12.       SCHEDULE 7(h) - List of each notice of violation, notice of non-compliance or Order

13.       SCHEDULE 7(i) - Leases

14.       SCHEDULE 7(j) - Equipment Leases

15.       SCHEDULE 8(b)(iii) - Illustrative Example of Dissolution Payment

16.       SCHEDULE 14(x) - Excluded Assets

17.       SCHEDULE 14(qq) - Permits

18.       SCHEDULE 14(zz) - List of Transferred Assets